

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Matthew Hidalgo
Chief Financial Officer
VISION HYDROGEN Corp
95 Christopher Columbus Drive, 16th Floor
Jersey City, New Jersey 07302

      Re: VISION HYDROGEN Corp
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed April 15, 2022
          File No. 000-55802

Dear Mr. Hidalgo:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences